                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               NIAGARA CORPORATION
                              ---------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.001
                         -------------------------------
                         (Title of Class of Securities)


                                   653349100
                                ---------------
                                 (CUSIP Number)

                                  Jon S. Kimmel
                            17723 Lake Estates Drive
                            Boca Raton, Florida 33496
                                 (561) 852-6541
                      -------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)



                               DECEMBER 22, 1997
                    ---------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.


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            On August 28, 1997, there was filed with the Securities and Exchange
Commission a Statement on Schedule 13D (the "Statement") relating to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Niagara Corporation (the "Company"), beneficially owned by Jon S. Kimmel. All capitalized terms used herein and not otherwise defined herein shall have the same respective meanings as used in the Statement.

            This Amendment No. 1 is being filed to terminate the Statement as a result of the exercise of outstanding warrants (the "Warrants"), pursuant to which all holders of Warrants received an aggregate of 6,042,990 shares of Common Stock.1 As a result of the exercise of the Warrants and the issuance by the Company of the additional shares of Common Stock pursuant to such exercise, Mr. Kimmel has ceased to own beneficially more than 5% of the Company's Common Stock.





_______________________

1 As reported in the Company's Current Report on Form 8-K, filed on December 22, 1997.

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                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     /s/  JON S. KIMMEL
                                    ------------------------
                                        Jon S. Kimmel